Exhibit 99.1

SINA Reports First Quarter 2019 Unaudited Financial Results

BEIJING, China—May 23, 2019—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•          Both net revenues and non-GAAP net revenues increased 8% year-over-year to $475.1 million and $472.5 million.

•          Advertising revenues increased 6% year-over-year to $388.0 million.

•          Non-advertising revenues increased 18% year-over-year to $87.1 million. Non-GAAP non-advertising revenues increased 19% year-over-year to $84.5 million.

•          Income from operations increased 19% year-over-year to $86.9 million. Non-GAAP income from operations increased 21% year-over-year to $114.2 million.

•          Net income attributable to SINA was $33.1 million, or $0.46 for diluted net income per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $28.9 million, or $0.40 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

First Quarter 2019 Financial Results

For the first quarter of 2019, SINA reported net revenues of $475.1 million, an increase of 8% compared to $440.8 million for the same period last year. Non-GAAP net revenues for the first quarter of 2019 were $472.5 million, an increase of 8% compared to $438.1 million for the same period last year.

Advertising revenues for the first quarter of 2019 were $388.0 million, an increase of 6% compared to $367.1 million for the same period last year, primarily driven by an increase of $38.2 million, or 13% growth in Weibo advertising and marketing revenues and partially offset by a decrease of portal advertising revenues.

Non-advertising revenues for the first quarter of 2019 were $87.1 million, an increase of 18% compared to $73.7 million for the same period last year. Non-GAAP non-advertising revenues for the first quarter of 2019 were $84.5 million, an increase of 19% compared to $71.1 million for the same period last year. The year-over-year growth in non-advertising revenues was mainly attributable to the revenues derived from Weibo’s live streaming business acquired in the fourth quarter of 2018 and increased revenues generated from SINA fin-tech businesses.

Gross margin for the first quarter of 2019 was 76%, compared to 75% for the same period last year. Advertising gross margin for the first quarter of 2019 was 78%, compared to 77% for the same period last year. Non-advertising gross margin for the first quarter of 2019 was 64%, compared to 65% for the same period last year.

Operating expenses for the first quarter of 2019 totaled $272.7 million, compared to $258.8 million for the same period last year. Non-GAAP operating expenses for the first quarter of 2019 totaled $245.3 million, compared to $237.3 million for the same period last year.

Income from operations for the first quarter of 2019 was $86.9 million, compared to $73.3 million for the same period last year. Operating margin was 18%, compared to 17% for the same period last year. Non-GAAP income from operations for the first quarter of 2019 was $114.2 million, compared to $94.6 million for the same period last year. Non-GAAP operating margin was 24%, compared to 22% for the same period last year.

Non-operating income for the first quarter of 2019 was $77.7 million, compared to $22.6 million for the same period last year. Non-operating income for the first quarter of 2019 included (i) an $80.8 million net gain on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measure; (ii) a $13.1 million net interest and other income; and (iii) a $16.3 million net loss from equity method investments, which is reported one quarter in arrears. Non-operating income for the first quarter of 2018 mainly included (i) a $17.1 million net interest and other income; and (ii) a $7.2 million net gain on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measure.

Income tax expenses for the first quarter of 2019 were $65.2 million, compared to $18.8 million for the same period last year, largely attributable to the deferred tax charges recognized from the fair value changes of investments.

Net income attributable to SINA’s ordinary shareholders for the first quarter of 2019 was $33.1 million, compared to $28.7 million for the same period last year. Diluted net income per share attributable to SINA’s ordinary shareholders for the first quarter of 2019 was $0.46, compared to $0.38 for the same period last year. Non-GAAP net income attributable to SINA’s ordinary shareholders for the first quarter of 2019 was $28.9 million, compared to $35.2 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders for the first quarter of 2019 was $0.40, compared to $0.47 for the same period last year.

As of March 31, 2019, SINA’s cash, cash equivalents and short-term investments totaled $2.1 billion, compared to $2.3 billion as of December 31, 2018. The decrease of SINA’s cash, cash equivalents and short-term investments mainly resulted from continued investment activities. For the first quarter of 2019, net cash provided by operating activities was $93.5 million, capital expenditures totaled $10.0 million, and depreciation and amortization expenses amounted to $11.1 million.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to SINA’s ordinary shareholders and non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, goodwill and acquired intangibles impairment, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain (loss) on sale of investment, deemed disposal, fair value changes and impairment on investment, and income tax effects of above non-GAAP to GAAP reconciling items and adjustment for non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 8:10 a.m. — 8:40 a.m. Eastern Time on May 23, 2019 (or 8:10 p.m. — 8:40 p.m. Beijing Time on May 23, 2019) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.sina.com. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	3264429

A replay of the conference call will be available through morning Eastern Time May 31, 2019. The dial-in number is +61 2 9003 4211. The passcode for the replay is 3264429.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and fin-tech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including adverse impacts on our financial results from equity pick-up, fair value changes and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2018 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2019	2018	2018
Net revenues:
Advertising	$388,025	$367,081	$484,307
Non-advertising	87,114	73,671	88,707
	475,139	440,752	573,014
Cost of revenues (1):
Advertising	84,379	83,115	85,048
Non-advertising	31,144	25,592	37,997
	115,523	108,707	123,045
Gross profit	359,616	332,045	449,969

Operating expenses:
Sales and marketing (1)	145,478	139,687	191,208
Product development (1)	94,049	85,137	85,383
General and administrative (1)	33,160	33,932	30,633
Goodwill and acquired intangibles impairment	—	—	12,691
	272,687	258,756	319,915
Income from operations	86,929	73,289	130,054

Non-operating income (loss):
Loss from equity method investments	(16,253)	(1,772)	(4,731)
Gain (loss) on sale of investments, fair value changes and impairment on investments, net	80,806	7,226	(22,960)
Interest and other income, net	13,102	17,098	15,090
	77,655	22,552	(12,601)

Income before income taxes	164,584	95,841	117,453
Income tax expense	(65,235)	(18,750)	(14,347)

Net income	99,349	77,091	103,106
Less: Net income attributable to non-controlling interests	66,266	48,397	86,729

Net income attributable to SINA’s ordinary shareholders	$33,083	$28,694	$16,377

Basic net income per share	$0.48	$0.40	$0.24
Diluted net income per share (2)	$0.46	$0.38	$0.22

Shares used in computing basic net income per share	69,461	71,440	69,235

Shares used in computing diluted net income per share	69,759	74,036	69,666

(1) Stock-based compensation in each category:

Cost of revenues	$2,536	$2,541	$922
Sales and marketing	5,620	4,880	3,174
Product development	9,654	7,487	4,403
General and administrative	10,978	7,408	8,834

(2) Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

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SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$1,404,548	$1,545,800
Short-term investments	666,244	799,534
Restricted cash	148,774	97,032
Accounts receivable, net	601,329	527,897
Financing receivables, net (1)	101,151	—
Prepaid expenses and other current assets	560,800	362,435
Subtotal	3,482,846	3,332,698

Property and equipment, net	267,801	262,846
Operating lease right-of-use assets, net (2)	35,539	—
Goodwill and intangible assets, net	325,322	319,575
Long-term investments	2,122,667	1,889,843
Other assets	160,616	81,127
Total assets	$6,394,791	$5,886,089

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$198,159	$172,562
Amount due to customers	116,634	97,032
Accrued expenses and other current liabilities	632,350	540,807
Short-term bank loan	85,420	78,229
Deferred revenues	175,116	139,306
Short-term operating lease liabilities (2)	13,213	—
Funding debts (1)	24,969	—
Income taxes payable	87,432	115,725
Subtotal	1,333,293	1,143,661

Convertible debt	885,158	884,123
Long-term funding debts (1)	75,841	—
Long-term deferred revenues	41,043	43,652
Long-term operating lease liabilities(2)	23,649	—
Other long-term liabilities	93,190	51,781
Total liabilities	2,452,174	2,123,217

Shareholders’ equity
SINA shareholders’ equity	2,794,890	2,717,791
Non-controlling interests	1,147,727	1,045,081
Total shareholders’ equity	3,942,617	3,762,872

Total liabilities and shareholders’ equity	$6,394,791	$5,886,089

(1) In 2019, the Company set up few trusts, which were administered by third-party trust company to invest in consumer loans to the individual borrowers recommended by the Company. The trusts are considered as variable interest entities under ASC 810. Accordingly, the financing receivables due from the borrowers and the loan payables to the third party investors of the trust units are recorded on the Company’s consolidated balance sheet as financing receivables and funding debts, respectively.

(2) The Company adopted the new leasing guidance (ASU 2016-2) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period.

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SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended
	March 31,		December 31,
	2019	2018	2018

Net revenues
Portal:
Portal Advertising	$46,896	$64,132	$67,377
Other	34,916	26,774	27,300
Subtotal	81,812	90,906	94,677

Weibo:
Advertising and marketing	341,141	302,949	417,016
Weibo VAS	58,036	46,934	64,859
Subtotal	399,177	349,883	481,875

Elimination	(5,850)	(37)	(3,538)
	$475,139	$440,752	$573,014

Cost of revenues
Portal:
Portal Advertising	$21,660	$29,373	$29,180
Other	16,884	16,469	14,377
Subtotal	38,544	45,842	43,557

Weibo	82,817	62,902	82,940

Elimination	(5,838)	(37)	(3,452)
	$115,523	$108,707	$123,045

Gross margin
Portal	53%	50%	54%
Weibo	79%	82%	83%
	76%	75%	79%

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SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31, 2019				March 31, 2018				December 31, 2018
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$388,025			$388,025	$367,081			$367,081	$484,307			$484,307
Non-advertising revenues	87,114	(2,609)	(a)	84,505	73,671	(2,609)	(a)	71,062	88,707	(2,609)	(a)	86,098
Net revenues	$475,139	$(2,609)		$472,530	$440,752	$(2,609)		$438,143	$573,014	$(2,609)		$570,405

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		2,536	(b)			2,541	(b)			922	(b)
Gross profit	$359,616	$(73)		$359,543	$332,045	$(68)		$331,977	$449,969	$(1,687)		$448,282

										(16,411)	(b)
		(26,252)	(b)			(19,775)	(b)			(2,177)	(c)
		(1,124)	(c)			(1,635)	(c)			(12,691)	(d)
Operating expenses	$272,687	$(27,376)		$245,311	$258,756	$(21,410)		$237,346	$319,915	$(31,279)		$288,636

										(2,609)	(a)
		(2,609)	(a)			(2,609)	(a)			17,333	(b)
		28,788	(b)			22,316	(b)			2,177	(c)
		1,124	(c)			1,635	(c)			12,691	(d)
Income from operations	$86,929	$27,303		$114,232	$73,289	$21,342		$94,631	$130,054	$29,592		$159,646

										(2,609)	(a)
		(2,609)	(a)			(2,609)	(a)			17,333	(b)
		28,788	(b)			22,316	(b)			2,177	(c)
		1,124	(c)			1,635	(c)			12,691	(d)
		15,307	(e)			(451)	(e)			4,797	(e)
		(80,806)	(f)			(7,226)	(f)			22,960	(f)
		(7,436)	(g)			(8,183)	(g)			(14,929)	(g)
		1,035	(h)			1,035	(h)			1,035	(h)
		40,367	(i)			21	(i)			(2,138)	(i)
Net income attributable to SINA’s ordinary shareholders	$33,083	$(4,230)		$28,853	$28,694	$6,538		$35,232	$16,377	$41,317		$57,694

Diluted net income per share *	$0.46			$0.40	$0.38			$0.47	$0.22			$0.80

Shares used in computing diluted net income per share	69,759	—		69,759	74,036	—		74,036	69,666	960	(j)	70,626

Gross margin - advertising	78%	1%		79%	77%	1%		78%	82%	1%		83%
Gross margin - non-advertising	64%	-1%		63%	65%	-1%		64%	57%	-1%		56%
Operating margin	18%	6%		24%	17%	5%		22%	23%	5%		28%

1

(a)	To exclude the recognition of deferred revenue related to the license granted to Leju.
(b)	To exclude stock-based compensation.
(c)	To adjust amortization of intangible assets.
(d)	To exclude goodwill and acquired intangibles impairment
(e)	To exclude non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.
(f)	To exclude (gain) loss on sale of investments, (gain) loss on deemed disposal, fair value changes and impairment on investments, net.
(g)	To exclude non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.
(h)	To exclude the amortization of convertible debt issuance cost.
(i)	To exclude the provision (benefit) for income tax related to item (c), (d) and (f). Other non-GAAP to GAAP reconciling items have no income tax effect.**
(j)	To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*	Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

**

The Company considered the tax implication arising from the reconciliation items, and those items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS***

	Three months ended
	March 31, 2019			March 31, 2018			December 31, 2018
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$287			$584			$350
To exclude amortization of intangible assets resulting from business acquisitions		1,062			1,123			1,062
To exclude loss on disposal and impairment on investments		6,713			1,669			—
To exclude (gain) loss resulting from the fair value changes in investments, net		7,915			(3,339)			4,062
To exclude tax impacts related to amortization of intangible assets		(248)			(178)			(248)
Earning (loss) from equity method investments, net	$(16,675)	$15,729	$(946)	$(2,082)	$(141)	$(2,223)	$(5,160)	$5,226	$66
Share of amortization of equity investments’ intangibles not on their books	358	(358)	—	224	(224)	—	367	(367)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	64	(64)	—	86	(86)	—	62	(62)	—
	$(16,253)	$15,307	$(946)	$(1,772)	$(451)	$(2,223)	$(4,731)	$4,797	$66

***  Earning (loss) from equity method investments is recorded one quarter in arrears.

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